                                                                    EXHIBIT 99.1


                       RACI HOLDING, INC. AND SUBSIDIARIES
          RECONCILIATION OF INCOME (LOSS) FROM OPERATIONS TO EBITDA (A)
                              (Dollars in Millions)





                                                             December 31,
                                               ------------------------------------------
                                                1998     1997     1996     1995     1994
                                               ------   ------   ------   ------   ------
NET INCOME (LOSS)                              $ 17.2   $  5.5   $(13.8)  $ 11.5   $  9.4

Interest Expense                                 19.2     23.6     25.1     21.5     20.6
Provision (Benefit) for Income Taxes             11.1      3.5     (7.0)     8.5      6.4
Depreciation and Amortization (B)                15.9     15.1     13.9     11.7     10.4
Other Noncash Charges (C)                         1.1      3.7        -        -     16.8
Nonrecurring and Restructuring Expense (D)       (0.3)     0.8     11.2      2.8      4.4
                                              -------   ------   ------   ------   ------
Total                                            47.0     46.7     43.2     44.5     58.6
                                              -------   ------   ------   ------   ------

EBITDA                                         $ 64.2   $ 52.2   $ 29.4   $ 56.0   $ 68.0
                                              =======   ======   ======   ======   ======


Notes:

(A) EBITDA as presented may not be comparable to similar measures reported by other companies. Generally, EBITDA is defined to consist of net income (loss), adjusted to exclude cash interest expense, income tax expense, depreciation, amortization, noncash expenses and charges, gain or loss on sale or write-off of assets and extraordinary, unusual or nonrecurring gains, losses, charges or credits. EBITDA is presented to facilitate a more complete analysis of the Company's financial performance, by adding back noncash and nonrecurring items to operating income, as an indicator of the Company's ability to generate cash to service debt and other fixed obligations. Investors should not rely on EBITDA as an alternative to operating income or cash flows, as determined in accordance with generally accepted accounting principles, as an indicator of the Company's operating performance, liquidity or ability to meet cash needs. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for further discussion of the Company's operating income and cash flows.

(B) Excludes amortization of deferred financing costs of $2.0, $1.7, $1.6, $1.5 and $1.7 in 1998, 1997, 1996, 1995 and 1994, respectively, which is included in interest expense.

(C) Noncash charges consist of a $0.7 loss on disposal of assets and a $0.4 pension accrual in the year ended December 31, 1998, a $3.2 pension accrual and a $0.5 loss on disposal of assets in 1997 and an Acquisition-related inventory charge of $16.8 in the year ended December 31, 1994.

(D) Nonrecurring and restructuring expenses excluded in calculating EBITDA consist of the following: (1) for 1998, a nonrecurring legal charge of $0.4 net of restructuring accrual adjustments of $(0.7); (2) for 1997, $0.8 of unusual and nonrecurring charges; (3) for 1996, $4.9 in restructuring charges, a $4.7 nonrecurring charge related to resolving a dispute with the Sellers, and $1.6 for corporate relocation and employee retraining; (4) for 1995, $2.8 in nonrecurring charges for computer system implementation and $1.0 for corporate relocation, net of a $1.0 nonrecurring research and development-related benefit; and
         (5) for 1994, $2.3 for relocating and consolidating the Company's research and development function, $1.8 in nonrecurring charges for computer system implementation, and $0.3 for discontinuing the Company's apparel business.